

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2022

Anshooman Aga
Chief Financial Officer
Harsco Corporation
350 Poplar Church Road
Camp Hill, PA 17011

> **Re: Harsco Corporation**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed February 24, 2022**
> **File No. 001-03970**

Dear Mr. Aga:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services